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                              September 23, 2021

       Amy Tung
       Chief Financial Officer
       ATA Creativity Global
       c/o 1/F East Gate, Building No. 2, Jian Wai Soho,
       No. 39 Dong San Huan Zhong Road,
       Chao Yang District, Beijing 100022, China

                                                        Re: ATA Creativity
Global
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 13,
2021
                                                            Form 6-K
                                                            Filed August 13,
2021
                                                            File No. 001-33910

       Dear Ms. Tung:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 6-K filed August 13, 2021

       Exhibit 99.1, page 2

   1. We note the Form 6-K you filed on August 13, 2021 with a statement addressing regulatory actions
affecting education companies. Subsequent to this statement, on
                                                        August 18, 2021,
Beijing published specific measures to implement the Chinese opinion issued in July known as
the    Opinions on Further Alleviating the Burden of Homework
                                                        and After-School
Tutoring for Students in Compulsory Education.    The Opinion appears
                                                        to contain various
requirements and restrictions related to after school tutoring services, including registration
as non-profit, prohibition on foreign ownership, prohibition for listed companies on
raising capital to invest in businesses that teach academic subjects in compulsory education,
limitations as to when tutoring services on academic subjects may
 Amy Tung
FirstName LastNameAmy    Tung
ATA Creativity Global
Comapany 23,
September NameATA
              2021 Creativity Global
September
Page 2    23, 2021 Page 2
FirstName LastName
         be provided and new fee standards. Tell us and disclose the applicability of this Opinion to you and your business and how and when you expect to comply.
Form 20-F for the Fiscal Year Ended December 31, 2020

Item 3. Key Information, page 3

2. Please disclose prominently here that you are not a Chinese operating company but a
         Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and any future offering as a result of this structure.
3. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities and data security or anti-monopoly concerns, has or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         an U.S. or other foreign exchange.
4. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors can or have purchased their interest in.
5. Disclose clearly here that the company uses a structure that involves a VIE based in China
         and what that entails and provide a diagram of the company   s
corporate structure,
         including what the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise
         control that results in consolidation of the VIE   s operations and
financial results into your
         financial statements. Identify clearly the entity in which investors have or can purchase
         their interest in and the entity(ies) in which the company   s
operations are conducted.
 Amy Tung
ATA Creativity Global
September 23, 2021
Page 3
         Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
          Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
6. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risksFor example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the VIE
s operations, and
         state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
8. Provide a clear description of how cash is transferred through your organization. Disclose you intentions to distribute earnings or settle amounts owed under the VIE agreements.
       Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of the transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
FirstName LastNameAmy Tung
       Describe any restrictions and limitations on your ability to distribute earnings from your
Comapany    NameATA
       businesses,       Creativity
                   including        Global and/or consolidated VIEs, to the
parent company and
                               subsidiaries
       U.S.23,
September   investors  as well
                2021 Page 3 as the ability to settle amounts owed under the VIE agreements.
FirstName LastName
 Amy Tung
FirstName LastNameAmy    Tung
ATA Creativity Global
Comapany 23,
September NameATA
              2021 Creativity Global
September
Page 4    23, 2021 Page 4
FirstName LastName
9. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedules -
         depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
10. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
D. Risk Factors, page 6

11. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your
         ADSs may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
12.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
13. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and any offerings and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
 Amy Tung
FirstName LastNameAmy    Tung
ATA Creativity Global
Comapany 23,
September NameATA
              2021 Creativity Global
September
Page 5    23, 2021 Page 5
FirstName LastName
Index to Consolidated Financial Statements
Consolidated Balance Sheets, page F-4

14. We note that for accrued expenses and other payable and for payables for business acquisitions you state that these amount include amounts of VIE without recourse to the
         Company   . Please clarify for us in further detail what this means.
Note 1. Description of Business, Organization and Significant Concentrations and Risks
VIE Agreements, page F-13

15. Please clarify for us in further detail why there are no net revenues from VIEs presented with the table.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services